                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          SCHEDULE TO AMENDMENT NO.1
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        j2 GLOBAL COMMUNICATIONS, INC.
                      (Name of Subject Company (Issuer))

                        j2 GLOBAL COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

Options Under j2 Global Communications, Inc. 1997 Option Plan to Purchase Common
                       Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  46626E 20 6
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              Richard S. Ressler
                             Chairman of the Board
                        j2 Global Communications, Inc.
                           6922 Hollywood Boulevard
                                   Suite 800
                              Hollywood, CA 90028
                                (323) 860-9200
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
                           -------------------------
              Transaction valuation*         Amount of filing fee**
              ----------------------         --------------------

                     $2,519,139                     $504***

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 856,182 shares of common stock of j2 Global Communications, Inc. having an aggregate value of $2,519,139 as of June 25, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

*** Previously paid

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing party:              Not applicable.
Date filed:                Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule To (the "Schedule To") filed with the Securities and Exchange Commission May 22, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, held by employees and directors for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated May 21, 2001 (as amended and supplemented, the "Offer to Exchange") and the related Election Concerning Exchange of Stock Options.

Item 1.  Summary Term Sheet.

Item 1, which incorporates by reference the information contained in the offer to Exchange is hereby supplemented as follows:

The information set forth in Exhibit (a)(11) attached hereto is incorporated herein by reference.

Item 2.  Subject Company Information.

Item 2, which incorporates by reference the information contained in the offer to Exchange, is hereby supplemented as follows:

The information set forth in Exhibit (a)(11) attached hereto is incorporated herein by reference.

Item 4.  Terms of the Transaction.

Item 4, which incorporates by reference the information contained in the Offer to Exchange, is hereby supplemented as follows;

The information set forth in Exhibit (a)(11) attached hereto is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Item 6, which incorporates by reference the information contained in the Offer to Exchange, is hereby supplemented as follows;

The information set forth in Exhibit (a)(11) attached hereto is incorporated herein by reference.

Item 10. Financial Statements.

Item 10, which incorporates by reference the information contained in the Offer to Exchange, is hereby supplemented as follows:

The information set forth in Exhibit (a)(11) attached hereto is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule 10 is hereby amended and restated as follows so as to add Exhibits (a)(10), (a)(11), (a)(12), (a)(13) and (a)(14) attached hereto:

Exhibit
Number          Description
------          -----------

(a)(1)      Offer to Exchange, dated May 21, 2001.*

(a)(2)      Form of Election Concerning Exchange of Stock Options.*

(a)(3)      j2 Global Communications, Inc. Press Release dated May 21, 2001.*

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.*

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.*

(a)(8)      Form of E-mail Confirmation to Tendering Option Holders.*

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(10) j2 Global Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(11) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 12, 2001.

(a)(12) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 18, 2001.

(a)(13)     Amended Form of Election Concerning Exchange of Stock Options.

(a)(14)     Revised Form of E-mail Confirmation to Tendering Option Holders.

(b)         Not applicable.

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.

(g)         Not applicable.

(h)         Not applicable.

 *          Previously Filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                          j2 Global Communications, Inc.


                                          /s/ Richard S. Ressler
                                          ------------------------------
                                          Richard S. Ressler
                                          Chairman of the Board

Date: June 12, 2001

                               Index to Exhibits

Exhibit
Number          Description
------          -----------

(a)(1)       Offer to Exchange, dated May 21, 2001.*

(a)(2)       Form of Election Concerning Exchange of Stock Options.*

(a)(3)       j2 Global Communications, Inc. Press Release dated May 21, 2001. *

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.*

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.*

(a)(8)       Form of E-mail Confirmation to Tendering Option Holders.*

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(10) j2 Global Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(11) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 12, 2001.

(a)(12) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 18, 2001.

(a)(13)      Amended Form of Election Concerning Exchange of Stock Options.

(a)(14)      Revised Form of E-mail Confirmation to Tendering Option Holders.

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.

* Previously Filed.